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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2003


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)


                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X    Form 40-F
                                 -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No   X
                                    -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

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Attached hereto and incorporated by reference herein is a press release, dated
December 15, 2003, regarding discussions on a potential investment in the company.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    TEFRON LTD.
                                    (Registrant)


                                    By: /s/ Gil Rozen
                                       -----------------------------------
                                        Name: Gil Rozen
                                        Title: Chief Financial Officer


                                    By: /s/ Hanoch Zlotnik
                                       -----------------------------------
                                         Name: Hanoch Zlotnik
                                         Title: Finance Manager


Date: December 15, 2003


                                        3

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                                           news

FRB   WEBER SHANDWICK
      FINANCIAL COMMUNICATIONS


FOR YOUR INFORMATION:          RE:     Tefron Ltd.
                                       28 Chida Street
                                       Bnei-Brak  51371
                                       Israel
                                       (NYSE:  TFR)

AT THE COMPANY                 AT FRB/WEBER SHANDWICK
--------------

Mr. Gil Rozen                  Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer        Vanessa Schwartz - Analyst Info - (212) 445-8433
972-3-579-8701
Fax: 972-3-579-8715



   TEFRON LTD. - TEFRON HOLDING DISCUSSIONS REGARDING POTENTIAL INVESTMENT IN
                                   THE COMPANY

BNEI-BRAK, ISRAEL, DECEMBER 15, 2003 - Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel, announced today, in light of recent reports in the Israeli press, that the Company and controlling shareholders are in discussions regarding the possibility of a private equity investment in the Company, which may also include the sale by controlling shareholders of a portion of their shares in the Company. No agreement as to whether the investment will be made, or the definitive terms of any such investment has been reached at this time.




Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, The Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, and Kohls, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits, swim wear, beach wear and active wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.